WITS GOLD

Witwatersrand Consolidated Gold Resources Limited
REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05 February 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Mr H G Hira
Investor Relations Manager

Enclosures: (4 pages)

FILE NO:
82-34986

WGR - Witwatersrand Consolidated Gold Resources Limited - Dealings in Securitis
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
Dealings in Securities by a Director
In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold
wishes to disclose the following information:

Company Director:	D Urquhart
Number of shares:	7 000
Date of transaction:	14 December 2006
Price per share:	R73.00
Value	R511 000
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

Johannesburg
15 December 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 15/12/2006 12:55:01 Produced by the JSE SENS Department.

15/12/2006 Source: JSE NEWS SERVICE

FILE No:
82-34986

WGR - Wits Gold -- Dealings in Securities by a Director
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
Dealings in Securities by a Director
In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Director:	A Fleming
Number of shares:	6 780
Date of transaction:	30 January 2007
Price per share:	R76,69
Value	R519 958,20
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

These dealings have resulted from an off-market transaction where FF&P Private Equity Limited sold 318,861 Wits Gold shares to FF&P Asset Management Limited. These shares were sold as at 30 January 2007 and the price of the transaction was ZAR76.69159 per share, representing the volume weighted average price (VWAP) in the five trading days to Friday 26 January 2007, as agreed between the parties. The seller, FF&P Private Equity Limited, is a specialist unquoted investment manager whose established policy is to realise investments within twelve months of a company obtaining a listing on a recognised stock exchange.
The Chairman of Wits Gold, Mr Adam Fleming, has an effective beneficial interest in certain funds under the discretionary management of FF&P Private Equity and therefore had an effective beneficial interest in 6,780 of these Wits Gold shares. He had no discretionary control over these shares but the sale of these shares by FF&P Private Equity Limited has reduced his indirect beneficial holding by 0.02% in Wits Gold thus representing 10.73% of the ordinary shares in issue.
In a separate transaction FF&P Private Equity Limited has also transferred discretionary management over a further 318,681 Wits Gold shares to FF&P Asset Management Limited although these shares will continue to be held in the same registered entity and for the same underlying beneficial owners. This transfer does not alter Mr Adam Fleming`s indirect beneficial interest in Wits Gold in any way
Johannesburg
31 January 2007
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 31/01/2007 16:27:01 Produced by the JSE SENS Department.

31/01/2007 Source: JSE NEWS SERVICE

FILE NO: 82-34986

WGR - Wits Gold - Wits Gold granted an additional prospecting right in the southern Free State
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold or the Company)
Wits Gold granted an additional prospecting right in the southern Free State
Wits Gold (JSE: WGR; ADR: WIWTY,PK) wishes to announce that the company has been granted an additional prospecting right by the Department of Minerals and Energy for gold, silver and uranium over subdivision 3(Spes Bona) of the farm Doornrivier 330. This area is situated adjacent to Beatrix Mine in the Theunissen district, Free State Province and covers an area of 214 hectares. This prospecting right is valid for a period of five years until 2012 and serves to consolidate the Wits Gold holdings in the southern Free State. Snowden Mining Industry Consultants have estimated that the Doornrivier prospecting right contains an Inferred Resource of 0.9Moz of gold and 1.6Mlbs of U308. The combined three prospecting rights granted to Wits Gold in the southern Free State cover 13 067 hectares and contain 44.4Moz of gold and 136.7Mlbs of U308. Wits Gold has now been granted a total of nine prospecting rights in the Witwatersrand Basin situated in the southern Free State, Potchestroom and Klerksdorp Goldfields. These rights cover an area of 91 039 hectares and contain a total Inferred Resource of 159.7Moz of gold in addition to 136.3Mlbs of U308. Wits Gold is currently involved in an active drilling programme designed to improve the definition of these resources.
For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel:+27 11 832-1749
Hethen Hira
Investor Relations
Tel:+27 11 832-1749

Johannesburg
31 January 2007
Date: 31/01/2007 16:25:01 Produced by the JSE SENS Department.

31/01/2007 Source: JSE NEWS SERVICE

WGR - Wits Gold - Wits Gold releases assay results from Free State drilling

FILE No: 82-34986

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold or the Company)

Wits Gold releases assay results from Free State drilling

Wits Gold (JSE: WGR; ADR: WIWTY.PK) is pleased to announce the gold assay results from sampling of Witwatersrand conglomerate reefs intersected in borehole DWN 21. This diamond drill hole forms part of the company's De Bron in-fill drilling programme that is being conducted immediately south of Harmony Gold Mine. All of these core intersections were sampled and submitted for gold and uranium analysis at Anglo Research laboratories. To date only the gold assays are available and these have produced the following average results from four intersections of each reef.

	Depth (m)	Width (cm)	Gold (g/t)	Gold (cm.g/t)
Beatrix Reef	666.1	178.0	6.30	1121
Kalkoenkrans Reef	667.9	109.4	0.58	63
B Reef	679.9	108.9	1.75	191
Leader Reef	703.8	105.8	4.51	477

The results from the Beatrix Reef substantiate the Company's geological model and indicate that this important body of gold mineralisation remains a primary exploration target since it extends further to the north than widely believed. Wits Gold is encouraged by the continuity and thickness of the Beatrix Reef as this has implications for both the De Bron area and the Company's adjoining Bloemhoek project to the immediate west. Similarly positive results are reflected by the Leader Reef, where the conglomerate thickness and gold grades are consistent with adjacent boreholes in the De Bron project. Lower gold grades in both the Kalkoenkrans and B Reef are indicative of the channelised nature of these secondary reefs.

A previous independent assessment of the De Bron project by Snowden Mining Industry Consultants estimated an Inferred Resource of 22.0Mt at 4.7g/t Au containing 103.4 tonnes (3.6Moz) of gold. This estimate was based on 14 previous boreholes, containing 241 reef intersections that had been achieved by Anglo American, an earlier holder of the De Bron mineral rights. These resources occur at relatively shallow depths between 550 metres and 1200 metres below surface. Additional diamond drilling is currently being undertaken in both the De Bron and Bloemhoek areas.

For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
2 February 2007

Date: 02/02/2007 11:04:09 Produced by the JSE SENS Department.

02/02/2007 Source: JSE NEWS SERVICE

END